Exhibit 99(a)

BIG RIVER RESOURCES, LLC

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

 CHRISTIANSON & ASSOCIATES, PLLP

Certified Public Accountants and Consultants

Willmar, Minnesota

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Big River Resources, LLC

West Burlington, Iowa

We have audited the accompanying consolidated financial statements of Big River Resources, LLC (an Iowa limited liability company), which comprise the consolidated balance sheets as of December 31, 2013 and 2012 and the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Big River Resources, LLC as of December 31, 2013 and 2012 and the results of its operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CHRISTIANSON & ASSOCIATES, PLLP

Certified Public Accountants and Consultants

February 14, 2014

BIG RIVER RESOURCES, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

	2013	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$66,126,647	$22,127,817
Receivables	35,721,528	30,084,594
Inventories	52,274,728	78,864,432
Prepaid expenses	1,636,184	1,578,818
Purchase advance on contracts	883,548	—
Derivative instruments	7,635,696	7,223,158

TOTAL CURRENT ASSETS	164,278,331	139,878,819

PROPERTY AND EQUIPMENT
Land and land improvements	41,458,998	41,458,998
Building structure	78,457,946	78,457,946
Grain equipment	43,559,089	43,420,966
Process equipment	322,734,855	322,265,389
Other equipment	9,659,421	9,438,351
Construction in progress	5,409,868	216,697
	501,280,177	495,258,347
Accumulated depreciation	(166,320,254)	(131,153,588)
	334,959,923	364,104,759

OTHER ASSETS
Investments	12,651,081	9,843,490
Deposits	200,000	200,000
Notes receivable	117,846	292,351
Financing costs, net of amortization	955,242	1,362,365
	13,924,169	11,698,206

TOTAL ASSETS	$513,162,423	$515,681,784

See notes to consolidated financial statements.

BIG RIVER RESOURCES, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2013 and 2012

	2013	2012
LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Checks written in excess of funds on deposit	$2,070,436	$2,588,966
Payables
Trade	34,327,008	42,446,419
General	10,418,220	8,086,876
Construction	1,426,354	—
Accrued expenses	6,987,480	3,895,236
Deferred sales	—	6,849,007
Current maturities of long-term debt	13,539,227	26,998,477

TOTAL CURRENT LIABILITIES	68,768,725	90,864,981

LONG-TERM DEBT, less current maturities	12,503,364	87,301,070

MEMBERS’ EQUITY
Members’ capital	386,845,155	308,508,860
Noncontrolling interests	45,045,179	29,006,873
	431,890,334	337,515,733

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$513,162,423	$515,681,784

See notes to consolidated financial statements.

BIG RIVER RESOURCES, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2013 and 2012

	2013	2012

SALES	$1,292,119,994	$1,135,955,535

COST OF SALES	1,167,793,125	1,115,304,657

GROSS PROFIT	124,326,869	20,650,878

OPERATING EXPENSES	17,239,159	14,128,944

INCOME FROM OPERATIONS	107,087,710	6,521,934

OTHER INCOME (EXPENSES)
Interest expense	(3,704,145)	(6,264,357)
Investment income	4,459,766	4,900,699
Other income (expense)	29,164	(103,683)
	784,785	(1,467,341)

NET INCOME	107,872,495	5,054,593

NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(17,143,578)	(2,255,381)

NET INCOME ATTRIBUTABLE TO BIG RIVER RESOURCES, LLC MEMBERS	$90,728,917	$2,799,212

See notes to consolidated financial statements.

BIG RIVER RESOURCES, LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

Years Ended December 31, 2013 and 2012

	Members’ Equity	Noncontrolling Interests

Balance - December 31, 2011	$328,429,511	$33,223,954

Distributions to members	(22,719,863)	(6,472,462)

Net income	2,799,212	2,255,381

Balance - December 31, 2012	308,508,860	29,006,873

Capital contributions	—	250,000

Distributions to members	(12,392,622)	(1,355,272)

Net income	90,728,917	17,143,578

Balance - December 31, 2013	$386,845,155	$45,045,179

See notes to consolidated financial statements.

BIG RIVER RESOURCES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2013 and 2012

	2013	2012
OPERATING ACTIVITIES
Net income	$90,728,917	$2,799,212
Charges to net income not affecting cash and cash equivalents
Depreciation and amortization	35,594,561	35,096,289
Loss (gain) on derivative instruments	(16,223)	14,563,092
Investment earnings	(2,807,591)	(2,508,338)
Noncontrolling interest in subsidiaries’ gain	17,143,578	2,255,381
Decrease (increase) in current assets
Receivables	(5,636,934)	(16,804,761)
Inventories	26,589,704	4,450,933
Net cash paid on derivative instruments	(396,315)	(7,829,703)
Prepaid expenses	(57,366)	241,624
Purchase advance on contracts	(883,548)	—
Increase (decrease) in current liabilities
Payables	(5,788,067)	15,336,962
Accrued expenses	3,092,244	(2,238,816)
Deferred sales	(6,849,007)	4,100,884

NET CASH PROVIDED BY OPERATING ACTIVITIES	150,713,953	49,462,759

INVESTING ACTIVITIES
Purchase of property and equipment	(4,616,248)	(1,697,219)
Net payments received on notes receivable	174,505	—

NET CASH USED IN INVESTING ACTIVITIES	(4,441,743)	(1,697,219)

FINANCING ACTIVITIES
Payments for financing costs	—	(170,100)
Principal payments on Iong-term debt	(20,827,773)	(20,956,684)
Net payments on long-term revolving loan	(67,429,183)	(4,129,991)
Checks written in excess of funds on deposit	(518,530)	1,326,900
Capital contributions	250,000	—
Distributions to noncontrolling interests	(1,355,272)	(6,472,462)
Distributions to members	(12,392,622)	(22,719,863)

NET CASH USED IN FINANCING ACTIVITIES	(102,273,380)	(53,122,200)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	43,998,830	(5,356,660)

CASH AND CASH EQUIVALENTS - beginning of year	22,127,817	27,484,477

CASH AND CASH EQUIVALENTS - end of year	$66,126,647	$22,127,817

See notes to consolidated financial statements.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS - Big River Resources, LLC, its wholly-owned subsidiaries, Big River Resources West Burlington, LLC (West Burlington), Big River Resources Galva, LLC (Galva), Big River Resources Boyceville, LLC (Boyceville), its 50% joint venture Big River Resources Grinnell, LLC (Grinnell), its 50.5% ownership in Big River United Energy, LLC, and its 51% joint venture in Big River Prairie Gold, LLC (collectively, the company) are limited liability companies.

West Burlington owns and operates an ethanol plant located in West Burlington, Iowa with an annual production nameplate capacity of 92 million gallons of denatured ethanol. The company produces ethanol, non-food oil and distillers grains for commercial sales throughout the United States. The company operates grain elevators near Monmouth and Edgington, Illinois which buy corn and soybeans from farmers as a reserve corn supply to the ethanol operations in West Burlington, Iowa and Galva, Illinois and for soybean sales throughout the United States.

Galva owns and operates a 100 million gallon annual production nameplate capacity ethanol plant near Galva, Illinois. The company produces ethanol, distillers grains and non-food oil for commercial sales throughout the United States and exports.

Boyceville owns and operates an ethanol plant located in Boyceville, Wisconsin with an annual production nameplate capacity of 55 million gallons of denatured ethanol. The company produces ethanol, distillers grains, and non-food oil for commercial sales throughout the United States.

Grinnell is a development stage company that was organized to construct an ethanol plant near Grinnell, Iowa with a planned annual nameplate capacity of 100 million gallons. As of December 31, 2013, the company has no formal plans to develop the plant.

Big River United Energy, LLC owns and operates an ethanol plant located in Dyersville, Iowa with an annual production nameplate capacity of 100 million gallons of denatured ethanol. The company produces ethanol, distillers grains and non-food oil for commercial sales throughout the United States.

Big River Prairie Gold, LLC is a development stage company that was organized with the intention of developing and operating a zein manufacturing facility with an estimated production capacity of 600,000 pounds of zein protein near Galva, Illinois. The company is in the development stage with its efforts being principally devoted to organizational activities and construction of the facility.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Big River Resources, LLC, and its subsidiaries. All significant intercompany account balances and transactions have been eliminated. The company accounts for its investment in Grinnell on a consolidated basis because it is a variable interest entity and the company is its primary beneficiary.

FISCAL REPORTING PERIOD - The company has adopted a fiscal year ending December 31 for reporting financial operations.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Revenues from the production of ethanol, distillers grains, and non-food oil are recorded at the time title to the goods and all risks of ownership transfer to customers and the settlement price is realizable. Denatured ethanol, distillers grains and non-food oil are generally shipped FOB shipping point. Undenatured ethanol is generally shipped FOB destination.

CASH AND CASH EQUIVALENTS - The company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK - The company extends credit to its customers in the ordinary course of business. The company performs periodic credit evaluations of its customers and generally does not require collateral. The company’s operations may vary with the volatility of the commodity markets. The company’s cash balances are maintained in bank depositories and periodically exceed federally insured limits.

RECEIVABLES - The company has engaged the services of national marketers to sell substantially all of its ethanol and a portion of its distillers production. The marketers handle nearly all sales functions including billing, logistics, and sales pricing. Once product is shipped, the marketers assume the risk of payment from the consumer and handle all delinquent payment issues. The company markets its own grain, local distillers grains and non-food oil. The company generally bills weekly with payments due within 10 days of the invoice date, and considers accounts older than 30 days from the stated due date to be delinquent and would generally initiate collection procedures. If the collection procedures have not provided collection within one year of the invoice date, management generally will write off the account as a bad debt. Trade receivables are recorded net of anticipated uncollectible amounts. As of December 31, 2013 and 2012, there was no allowance for uncollectible amounts.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INVENTORIES - The company’s method of accounting for ethanol, ethanol production in process, co-products, corn inventories, and soybeans and corn held at the elevators is valued at net realizable value (NRV). The parts, chemicals and ingredients inventories are recorded at the lower of cost (average cost method) or market method (LCM).

PROPERTY AND EQUIPMENT - Property and equipment are stated at the lower of cost or fair value. Significant additions and betterments are capitalized with expenditures for maintenance, repairs and minor renewals being charged to operations as incurred.

Depreciation is computed using the straight-line method over the following estimated useful lives:

Land improvements	15-20 years
Building structure	5-20 years
Grain equipment	5-20 years
Process equipment	5-20 years
Other equipment	3-15 years

Construction in progress includes the following projects, and will be depreciated using the straight-line method over various estimated useful lives once the assets are placed into service:

Grain drying and handling facility at Big River Resources West Burlington, LLC. The estimated cost of the project is approximately $9,498,000 which is expected to be completed June 2014.

Grain drying and handling facility at Big River United Energy, LLC. The estimated cost of the project is approximately $7,145,000 which is expected to be completed September 2014.

Development of the zein manufacturing facility for Big River Prairie Gold, LLC. The estimated cost of the project is approximately $12,050,000 which is expected to be completed November 2014.

The company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The company did not recognize any long-lived asset impairment loss for the years ended December 31, 2013 and 2012.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DERIVATIVE INSTRUMENTS - The company recognizes its derivatives in the balance sheet and measures these instruments at fair value. In order for a derivative to qualify as a hedge, specific criteria must be met and appropriate documentation maintained. Gains and losses from derivatives that do not qualify as hedges, or are undesignated, must be recognized immediately in earnings. If the derivative does qualify as a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will be either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Derivatives qualify for treatment as hedges when there is a high correlation between the change in fair value of the derivative instrument and the related change in value of the underlying hedged item.

Furthermore, the company must designate the hedging instruments based upon the exposure being hedged as a fair value hedge or a cash flow hedge. The company’s derivatives are not designated as hedges for accounting purposes. For derivative instruments that are not accounted for as hedges, the change in fair value is recorded through earnings in the period of change.

The company records its forward purchase and sales commitments at fair value as derivative instruments which the company believes to represent more accurate financial reporting. These contracts are marked to market as an asset or liability and a corresponding gain or loss is recognized for the change in market value.

INVESTMENTS - Investments include stock in a lending cooperative bank and in the company’s cooperative ethanol marketer and membership units in an ethanol plant located in Mitchell County, Iowa. The company records the investments in the cooperative bank and ethanol marketer at cost which includes its share of the allocated patronage equities. The membership units in the ethanol plant are recorded at cost.

DEPOSITS - Deposits include monies deposited for a distilled spirits bond and is recorded at the scheduled recoverable value.

NOTES RECEIVABLE - The company has sold real estate properties and provided long term financing to the purchasers in the form of notes which are carried as other non-current assets. The notes are on a 30 year amortization schedule and bear interest at 5.5%. The current portion of these notes as of December 31, 2013 and 2012 is approximately $3,800 and $7,600, respectively, which is included in receivables. In 2013, one of the notes receivable was paid off.

FINANCING COSTS - Financing costs are recorded at cost and include expenditures directly related to securing debt financing. Amortization is computed using the straight-line method over the loans’ terms.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

DEFERRED SALES - The company receives advances for ethanol shipments based on provisional pricing prior to the recognition of the sale. These advances are carried as current liabilities on the balance sheet until the criteria to recognize the revenue is met and the sale is recognized. As of December 31, 2013 and 2012, the company has received $0 and $6,849,007 respectively in advances for shipments which have not met the revenue recognition criteria.

NONCONTROLLING INTERESTS - Noncontrolling interests represents the noncontrolling partners’ share of the equity and income of Big River Resources Grinnell, LLC, Big River United Energy, LLC, and Big River Prairie Gold, LLC. Noncontrolling interests are classified in the consolidated statements of operations as a part of net income and the accumulated amount of noncontrolling interests are classified in the consolidated balance sheets as a part of members’ equity.

FAIR VALUE OF FINANCIAL INSTRUMENTS - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The fair value of an asset or liability is determined based on a hierarchy. The fair value hierarchy has three levels of inputs, both observable and unobservable.

Fair value is determined using the lowest possible level of input. Level 1 inputs include quoted market prices in an active market for identical assets or liabilities. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data.

Except for those assets and liabilities which are required by authoritative accounting guidance to be recorded at fair value in its balance sheets, the company has elected not to record any other assets or liabilities at fair value. No events occurred during the years ended December 31, 2013 and 2012 that would require adjustment to the recognized balances of assets or liabilities which are recorded at fair value on a nonrecurring basis.

The carrying value of cash, accounts receivable, accounts payable and accrued expenses approximates fair value. It is not currently practicable to estimate the fair value of the debt financing. Because these agreements contain certain unique terms, covenants, and restrictions, as discussed in Note F, there are no readily determinable similar instruments on which to base an estimate of fair value.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES - The company is organized as a limited liability company under state law and is treated as a partnership for income tax purposes. Under this type of organization, the company’s earnings pass through to the members and are taxed at the member level. The company files income tax returns in the U.S. federal jurisdiction and in the states of Iowa, Illinois and Wisconsin. As of December 31, 2013, the company is no longer subject to U.S. federal and state income tax examinations by tax authorities for tax years before 2010.

NOTE B: INVENTORIES

	2013	2012

Ethanol	$17,109,470	$23,820,559
Production in process	7,983,352	8,900,880
Distiller grains	1,915,102	2,357,447
Corn	11,253,281	18,407,059
Non-food oil	138,427	184,801
Spare parts	5,123,759	4,566,848
Chemicals and ingredients	1,694,139	1,602,529
Corn and soybeans held at elevators	7,057,198	19,024,309
	$52,274,728	$78,864,432

NOTE C: DERIVATIVE INSTRUMENTS

The company enters into derivative transactions to hedge its exposure to commodity price fluctuations. The company does not enter into derivative transactions for trading or speculative purposes.

The company hedges substantially all of its corn, soybeans, ethanol, and co-product inventories as well as its future purchase and sales contracts to the extent considered necessary for minimizing risk from market price fluctuations. In connection with the execution of forward contracts, the company normally elects to create a hedging relationship by executing an exchange traded futures contract as an offsetting position. In this situation, the forward contract is valued at market price until delivery is made against the contract.

The amounts recorded on the balance sheet represent the current fair market value of the instruments as determined by the broker with adjustments made by management for local basis and cash margin deposits. The company has categorized the cash flows related to the derivative activities in the same category as the item being hedged. Management expects all open positions outstanding as of December 31, 2013 to be realized within the next fiscal year.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C: DERIVATIVE INSTRUMENTS (continued)

The open derivative instruments as of December 31, 2013 are as follows:

Ethanol Plants

Forward purchase contracts
Corn	9,883,000	Bu

Forward sales contracts
Ethanol	1,795,000	Gal
Distillers grains	170,000	Ton
Non-food oil	5,611,000	Pounds

Positions on the Chicago Board of Trade
Corn (short)	7,345,000	Bu
Corn (long)	390,000	Bu
Ethanol (short)	18,900,000	Gal

Grain Elevators

Forward purchase contracts
Corn	336,000	Bu
Soybeans	52,000	Bu

Forward sales contracts
Corn	296,000	Bu
Soybeans	50,000	Bu

Positions on the Chicago Board of Trade
Corn (short)	845,000	Bu
Corn (long)	80,000	Bu
Soybeans (short)	275,000	Bu
Soybeans (long)	190,000	Bu

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE C: DERIVATIVE INSTRUMENTS (continued)

The following tables provide details regarding the company’s derivative financial instruments at December 31, 2013 and 2012, none of which are designated as hedging instruments:

	2013

	Balance Sheet location	Assets	Liabilities
Commodity contracts	Derivative instruments	$7,635,696	$—

	Statement of Operations location	Gain recognized for the year ended December 31, 2013
Commodity contracts	Cost of sales	$16,223

	2012

	Balance Sheet location	Assets	Liabilities
Commodity contracts	Derivative instruments	$7,223,158	$—

	Statement of Operations location	Loss recognized for the year ended December 31, 2012
Commodity contracts	Cost of sales	$(14,563,092)

NOTE D: FAIR VALUE MEASUREMENTS

The following tables provide information on those assets measured at fair value on a recurring basis as of December 31, 2013 and 2012:

	2013

	Carrying Value in Balance Sheet at December 31, 2013	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Derivative instruments	$7,635,696	$3,987,988	$3,647,708	$—

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE D: FAIR VALUE MEASUREMENTS (continued)

	2012

	Carrying Value in Balance Sheet at December 31, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Derivative instruments	$7,223,158	$5,824,832	$1,398,326	$—

The company determines the fair value of the derivative instruments shown in the tables above by obtaining fair value measurements from an independent pricing service. The fair value measurements for Level 1 inputs consider observable data that may include dealer quotes and live exchange trading levels. The fair value measurements for Level 2 inputs consider observable data that may include dealer quotes and live exchange trading levels adjusted for local basis.

NOTE E: SHORT-TERM DEBT

West Burlington

The company has a revolving line of credit with CoBank. The company may advance up to a maximum of $25 million until expiration on August 1, 2014. Interest is paid in accordance with one or more of the following interest rate options: a rate equal to 2.95% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 2.95% (3.12% at December 31, 2013). The company shall select the applicable rate option at the time of each loan request. Advances under the agreement are limited based on the borrowing base report. The loan is secured by substantially all assets and a mortgage on real estate.

In addition, the company agrees to pay a monthly commitment fee at a rate of 0.30% of the average daily unused portion of the commitment. As of December 31, 2013 and 2012, the company has no amounts drawn under this line of credit.

Galva

The company has a revolving line of credit with CoBank. The company can advance up to a maximum of $7,500,000 until expiration on October 1, 2014. Interest is paid in accordance with one or more of the following interest rate options: a rate equal to 2.95% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 2.95% (3.12% as of December 31, 2013). The company shall select the applicable rate option at the time of each loan request. Advances under the agreement are limited based on the borrowing base report. The loan is secured by substantially all assets and a mortgage on real estate.

BIG RIVER RESOURCES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE E: SHORT-TERM DEBT (continued)

Galva (continued)

In addition, the company agrees to pay a monthly commitment fee at a rate of 0.30% of the average daily unused portion of the commitment. As of December 31, 2013 and 2012, the company has no amounts drawn under this line of credit.

Boyceville

The company has a revolving line of credit with Agstar Financial Services. The company can advance up to a maximum of $10,000,000 until expiration on August 1, 2014. Interest is paid in accordance with one or more of the following interest rate options: a rate equal to 3.25% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 3.25% (3.42% at December 31, 2013). The company shall select the applicable rate option at the time of each loan request. Advances under the agreement are limited based on the borrowing base report. The loan is secured by substantially all assets and a mortgage on real estate.

In addition, the company agrees to pay a monthly commitment fee at a rate of 0.40% of the average daily unused portion of the commitment. As of December 31, 2013 and 2012, the company has no amounts drawn under this line of credit.

Big River United Energy, LLC

The company has a revolving line of credit with CoBank. The company may advance up to a maximum of $25 million until expiration on October 1, 2014. Interest is paid in accordance with one or more of the following interest rate options: a rate equal to 2.90% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 2.90% (3.07% at December 31, 2013). The company shall select the applicable rate option at the time of each loan request. Advances under the agreement are limited based on the borrowing base report. The loan is secured by substantially all assets and a mortgage on real estate.

In addition, the company agrees to pay a monthly commitment fee at a rate of 0.30% of the average daily unused portion of the commitment. As of December 31, 2013 and 2012, the company has no amounts drawn under this line of credit.

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE F: LONG-TERM DEBT

	2013	2012
Promissory note payable to CHS Capital LLC due in monthly installments of $83,333 plus interest at a variable rate of 5% plus the one-month LIBOR (currently 5.169%), maturing December 2016, secured by personal property including investments.	$8,000,008	$9,000,004

West Burlington
Term loan, further terms detailed below.	14,250,000	23,250,000

Non-interest bearing note payable to Eastern Iowa Light and Power payable at $4,167 per month beginning in January 2010 until January 2018 secured by letter of credit, paid off during 2013.	—	250,000

Non-interest bearing note payable to Eastern Iowa Light and Power payable at $3,704 per month until October 2014, secured by letter of credit, paid off during 2013.	—	77,777

Galva
Term loan, further terms detailed below.	3,539,227	14,039,227

Revolving term loan, further terms detailed below.	—	7,582,068

Boyce ville
Revolving term loan, further terms detailed below.	—	10,977,408

Revolving term loan 2, further terms detailed below.	—	4,000,000

Big River United Energy, LLC
Revolving term loan, further terms detailed below.	253,356	42,404,032

Revolving term loan, further terms detailed below.	—	2,719,031
	26,042,591	114,299,547
Current maturities	(13,539,227)	(26,998,477)
	$12,503,364	$87,301,070

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE F: LONG-TERM DEBT (continued)

Long-term debt maturities are as follows:

Years Ending December 31,
2014	$13,539,227
2015	6,249,992
2016	6,000,016
2017	—
2018	253,356
$26,042,591

West Burlington

The company entered into a credit agreement with CoBank which includes a term loan for $18,750,000 and revolving term loans of $16,000,000 and $4,000,000. The loans are secured by substantially all assets and a mortgage on real estate.

For each of the loans, the company is required to pay interest monthly on the unpaid balance in accordance with one or more of the following interest rate options: a rate equal to 2.95% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 2.95% (3.12% at December 31, 2013). The company shall select the applicable rate option at the time of each loan request.

The loans described above are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, and include net worth and working capital requirements. As of December 31, 2013 and 2012, the company was in compliance with all financial and non-financial covenants.

Specific terms for each loan are as follows:

Term loan

The company is required to make 12 quarterly principal installments of $2,250,000 beginning in May 2012 until February 2015 with a final installment in an amount equal to the remaining unpaid balance in May 2015.

Revolving term loans

For the $16,000,000 revolving term loan, the company is required to make semi-annual principal payments beginning on November 2015 until May 2017 of a reducing commitment amount as follows:

Payment Date	Commitment Amount
November 1, 2015	$12,000,000
May 1, 2016	8,000,000
November 1, 2016	4,000,000
May 1, 2017	—

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE F: LONG-TERM DEBT (continued)

West Burlington (continued)

For the $4,000,000 revolving term loan, the company is required to repay the outstanding loan balance at the time the commitment expires on November 1, 2017.

In addition, on each of the revolving term loans, the company agrees to pay a monthly commitment fee at a rate of 0.50% of the average daily unused portion of the commitment. As of December 31, 2013 and 2012, the company has no amounts outstanding on the revolving term loans.

Galva

The company entered into a credit agreement with CoBank to partially finance the construction of the plant. Under the credit agreement, the lender has provided a term loan for $70,000,000 and a revolving term loan of $20,000,000. The loans are secured by substantially all assets and mortgage on real estate.

For each of the loans, the company is required to pay interest monthly on the unpaid balance in accordance with one or more of the following interest rate options: a rate equal to 2.95% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 2.95% (3.12% as of December 31, 2013). The company shall select the applicable rate option at the time of each loan request.

The loans described above are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, and include net worth and working capital requirements. As of December 31, 2013 and 2012, the company was in compliance with all financial and non-financial covenants.

Specific terms for each loan are as follows:

Term loan

The company is required to make quarterly principal installments of $2,625,000 which began in December 2009 until March 2014 with a final installment in an amount equal to the remaining unpaid balance in June 2014

Revolving term loan

The company is required to repay the outstanding loan balance at the time the commitment expires on June 1, 2016. In addition, the company agrees to pay a monthly commitment fee at a rate of 0.50% of the average daily unused portion of the commitment.

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE F: LONG-TERM DEBT (continued)

Boyceville

The company entered into a credit agreement with AgStar Financial Services which includes revolving term loans of $25,500,000 and $4,000,000. The loans are secured by substantially all assets and a mortgage on real estate.

The loans described above are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, require minimum debt service coverage, net worth and working capital requirements. As of December 31, 2013 and 2012, the company was in compliance with all financial and non-financial covenants.

Specific terms for each loan are as follows:

The $25,500,000 revolving term loan requires the company to pay interest monthly on the unpaid balance in accordance with one or more of the following interest rate options: a rate equal to 3.5% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 3.5% (3.67% at December 31, 2013). The company shall select the applicable rate option at the time of each loan request. The company is required to make quarterly principal payments beginning on October 20, 2012 until July 20, 2017 reducing the commitment available under the agreement by $1,500,000 each quarter. In December 2013, the company made a prepayment on this revolving term loan which can be drawn against for future working capital in an amount not to exceed $21,000,000 less the required quarterly principal payments. In December 2012, the company made a $13,522,592 prepayment which was drawn on for future working capital.

The $4,000,000 revolving term loan 2 requires the company to pay interest monthly on the unpaid balance based on a rate equal to 3.5% above the rate quoted by the British Bankers Association on the one-month LIBOR index. This note was paid in full and cancelled in July 2013.

In addition, on each of the revolving term loans, the company agrees to pay monthly commitment fee at a rate of 0.65% of the average daily unused portion of the commitment.

Big River United Energy, LLC

The company has a credit agreement with CoBank which includes revolving term loans of $44,000,000 and $6,000,000. The loans are secured by substantially all assets and a mortgage on real estate.

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE F: LONG-TERM DEBT (continued)

Big River United Energy, LLC (continued)

For each of the revolving term loans, the company is required to pay interest monthly on the unpaid balance in accordance with one or more of the following interest rate options: a rate equal to 3.15% above the rate quoted by the British Bankers Association on the one-month LIBOR index, an agent quoted fixed per annum rate or a fixed rate of LIBOR plus 3.15% (3.32% at December 31, 2013). The company shall select the applicable rate option at the time of each loan request.

The loans described above are subject to a common credit agreement with various financial and non-financial covenants that limit distributions, and include net worth and working capital requirements. As of December 31, 2013 and 2012, the company was in compliance with all financial and non-financial covenants.

Specific terms for each loan are as follows:

For the $44,000,000 revolving term loan, the company is required to repay the outstanding loan balance as of the maturity date of June 1, 2018. The available balance has a reducing commitment amount of $4,000,000 every six months beginning June 2013 until the maturity date. In 2013, the company made a prepayment on this revolving term loan which can be drawn against for future working capital in an amount not to exceed $36,000,000 less the required principal payments.

For the $6,000,000 revolving term loan, the company is required to repay the outstanding loan balance at the time the commitment expires on December 1, 2018.

In addition, the company agrees to pay a monthly commitment fee at a rate of 0.60% of the average daily unused portion of the commitment on each of the revolving term loans.

NOTE G: MEMBERS’ EQUITY

The company was formed on March 6, 2006 as an Iowa Limited Liability Company and has a perpetual life. The company’s ownership is divided into four classes of units: Class A, B, C and D membership units. The profits and losses of the company will be allocated among the unit holders in proportion to the total units held. Distributions will be made to unit holders in proportion to the total units held. Each member is entitled to one vote for each unit held as to matters submitted to the membership.

The Class A member appoints eleven directors, Class B members appoint eight directors and Class C members appoint two directors to the board of directors. The total number of directors appointed by the Class A members shall increase by one director for each additional Class B, Class C or Class D director appointed under the terms of the operating agreement.

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE G: MEMBERS’ EQUITY (continued)

As of December 31, 2013, there are eleven Class A, eight Class B and two Class C directors. Transfer of the units is restricted pursuant to the operating agreement and to the applicable tax and securities laws and requires approval of the board of directors.

As of December 31, 2013 and 2012, the company had 378 and 367 members and the following membership units issued, respectively:

	2013	2012
Class A	5,033.40	5,033.40
Class B	3,666.00	3,666.00
Class C	3,500.00	3,500.00
Class D	8,455.00	8,455.00
	20,654.40	20,654.40

NOTE H: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following is a schedule of supplemental disclosure of cash flow information for the years ended December 31, 2013 and 2012:

	2013	2012
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$3,866,244	$6,541,537

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Refinance of long-term debt borrowings	$—	$45,838,942
Accounts payable incurred for construction in progress	$1,426,354	$—

NOTE I: CONCENTRATIONS

The company has ethanol marketing agreements with an unrelated party which cover the entire ethanol marketing for the company. The initial term of the agreement ended in August 2012 for Big River United Energy, LLC and will expire in January 2016 for all other facilities. The agreements automatically renew for one year terms thereafter, unless either party provides notice of non-renewal ninety days prior to the end of the term. The agreement requires payment of an agreed upon percentage of the net sales price as defined in the agreement.

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE I: CONCENTRATIONS (continued)

The company has a co-products marketing agreement with an unrelated party which covers the entire distillers grain marketing for Big River United Energy, LLC. The initial term of the agreement ended August 2013 and will automatically renew for one year terms thereafter, unless either party provides a 90 day written notice of termination. The agreement requires payment of an agreed upon percentage of the net sales price as defined in the agreement.

The company has a distiller grains marketing agreement with an unrelated party which covers the entire non truck grains marketing for Big River Resources Galva, LLC. The agreement automatically renews for one year terms, unless either party provides notice of non-renewal ninety days prior to the end of the then-current term. The agreement requires payment of an agreed upon percentage of the net sales price as defined in the agreement.

The ethanol and co-products could be marketed by other marketers without any significant effect on operations. Receivables relating to sales under these agreements totaled $30,009,653 and $25,250,592 as of December 31, 2013 and 2012, respectively.

NOTE J: EMPLOYEE BENEFIT PLAN

The company has a defined contribution plan which covers full-time employees who meet age and length of service eligibility requirements. The company matches the participants’ contribution up to a maximum of 4% of wages. For the years ended December 31, 2013 and 2012, company matching contributions to the plan were $436,352 and $431,081, respectively.

NOTE K: LEASES

The company leases rail cars under long-term operating lease agreements expiring at various times through October 2019. The company is required to pay executory costs such as maintenance and insurance.

Minimum fixed future lease payments consist of:

Years Ending December 31,
2014	$5,080,055
2015	4,592,760
2016	4,577,410
2017	4,163,460
2018	3,917,285
Thereafter	3,819,135
Total minimum future lease payments	$26,150,105

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE K: LEASES (continued)

Total rent expense of $6,181,768 and $5,272,922 was incurred in 2013 and 2012, respectively.

NOTE L: RELATED PARTY TRANSACTIONS

The company purchases corn from the patrons of one of the members and the noncontrolling members of the company. The corn supply could be purchased from other suppliers without any significant effect on operations.

NOTE M: COMMITMENTS AND CONTINGENCIES

Substantially all of the companies’ facilities are subject to federal, state, and local regulations relating to the discharge of materials into the environment. Compliance with these provisions has not had, nor does management expect to have, any material effect upon operations. Management believes that the current practices and procedures for the control and disposition of such wastes will comply with the applicable federal and state requirements.

In addition to the forward contracts marked to market and identified as derivative instruments, the company had entered into unpriced forward ethanol sales contracts for delivery in 2014 of approximately 114,700,000 gallons.

Big River Resources United Energy, LLC has issued letters of credit totaling $1,716,426 through February 2014 as security to certain vendors and lenders. There are no amounts drawn against these letters of credit as of December 31, 2013.

In January 2010, GS Clean Tech Corp. filed a lawsuit against Big River Resources West Burlington, LLC in the U.S. District Court for infringement rights on its patent covering corn oil extraction technology. On July 1, 2009, Big River Resources Galva, LLC entered into a Corn Oil Tricanter Purchase and Installation Agreement with ICM, Inc. This agreement includes an indemnification clause that holds Big River Resources West Burlington, LLC and Big River Resources Galva, LLC harmless from all claims, liabilities, and costs including attorney fees arising out of the infringement of adversely owned patents. However, if GS Clean Tech Corp. were to prevail in this lawsuit and ICM, Inc. was not able to pay the claims, the company would be liable for any amounts not paid by ICM, Inc. under the indemnification clause. Due to this indemnification clause, the company does not expect to incur any costs related to the litigation and no liability has been recorded as of December 31, 2013.

BIG RIVER RESOURCES, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE M: COMMITMENTS AND CONTINGENCIES (continued)

In October 2006, Big River Resources Galva, LLC entered into a development agreement with the City of Kewanee for the extension of the Enterprise Zone, to include land east of Galva upon which the company constructed the ethanol facility. The company is obligated to pay an amount equal to 20% of the gross value of the state use tax exemption that results from the purchase of any utility product, commodity or resource that such tax may be exempted from under the regulations of the enterprise zone before an extension and as it may be amended. Based on the estimated usage of natural gas at the time of the execution of the agreement, an amount of $160,000 per year is estimated to be payable in quarterly installments. The term of the agreement expires on December 31, 2017. For the years ended December 31, 2013 and 2012, the company made payments of $160,000 under this agreement.

The company has a sponsorship agreement which requires annual sponsorship payments totaling $375,000. The initial term of the agreement expires September 2015 and shall automatically renew for a single three year renewal term unless terminated by either party with a written notice of termination at least one hundred-eighty days before the end of the then-current term. The annual fee shall increase by $17,500 each subsequent year during the term of this agreement. For the years ended December 31, 2013 and 2012, the company incurred $427,500 and $410,000, respectively, under the sponsorship agreement.

NOTE N: SUBSEQUENT EVENTS

In preparing these financial statements, the company has evaluated events and transactions for potential recognition or disclosure through February 14, 2014, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR’S REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Big River Resources, LLC
West Burlington, Iowa

We have audited the financial statements of Big River Resources, LLC as of and for the years ended December 31, 2013 and 2012, and our report thereon dated February 14, 2014, which expressed an unqualified opinion on those financial statements, appears on pages one and two. Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information shown on pages 29 - 33 is presented for purposes of additional analysis. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CHRISTIANSON & ASSOCIATES, PLLP
Certified Public Accountants and Consultants

February 14, 2014

BIG RIVER RESOURCES, LLC

CONSOLIDATING BALANCE SHEET
December 31, 2013

	Big River Resources, LLC	Big River Resources West Burlington, LLC	Big River Resources Galva, LLC	Big River Resources Boyceville, LLC	Big River United Energy, LLC	Big River Resources Grinnell, LLC	Big River Prairie Gold, LLC	ELIMINATION ENTRIES	CONSOLIDATED
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,652,127	$34,748,148	$20,090,064	$2,982,871	$391,083	$169,213	$93,141	$—	$66,126,647
Receivables
Trade	40	9,908,614	5,395,642	6,494,688	13,920,359	2,185	—	—	35,721,528
Related party	2,186,747	137,113	—	—	—	—	—	(2,323,860)	—
Inventories	—	16,425,748	18,285,284	6,754,752	10,809,944	—	—	—	52,274,728
Prepaid expenses	60,464	445,947	463,254	285,440	368,552	3,342	9,185	—	1,636,184
Purchase advance on contract	—	—	—	421,713	4,618,35	—	—	—	883,548
Derivative instruments	—	1,163,569	3,185,401	947,530	2,339,196	—	—	—	7,635,696

TOTAL CURRENT ASSETS	9,899,378	62,829,139	47,419,645	17,886,994	28,289,969	174,740	102,326	(2,323,860)	164,278,331

PROPERTY AND EQUIPMENT
Land and land improvements	—	7,242,974	12,294,993	9,099,390	11,481,641	1,340,000	—	—	41,458,998
Building structure	—	13,045,669	31,597,310	13,966,577	19,848,390	—	—	—	78,457,946
Grain equipment	—	21,990,075	7,647,145	6,059,575	7,862,294	—	—	—	43,559,089
Process equipment	—	100,493,241	122,277,772	43,077,497	56,886,345	—	—	—	322,734,855
Other equipment	310,032	2,977,936	2,608,832	960,222	2,802,399	—	—	—	9,659,421
Construction in progress	—	3,436,300	140,164	—	1,123,122	—	710,282	—	5,409,868
	310,032	149,186,195	176,566,216	73,163,261	100,004,191	1,340,000	710,282	—	501,280,177
Accumulated depreciation	(157,651)	(67,767,435)	(53,992,392)	(14,554,794)	(29,874,982)	—	—	—	(166,320,254)
	152,381	81,418,760	122,573,824	58,608,467	70,156,209	1,340,000	710,282	—	334,959,923

OTHER ASSETS

Investments in subsidiaries	387,025,234	—	—	—	—	—	—	(387,025,234)	—
Investments	32,775	6,319,563	2,438,122	577,839	3,282,728	—	—	—	12,651,081
Deposits	—	—	—	—	200,000	—	—	—	200,000
Notes receivable	—	—	—	—	177,864	—	—	—	117,846
Financing costs, net of amortization	7,387	288,331	414,942	103,916	140,666	—	—	—	955,242

TOTAL OTHER ASSETS	387,065,396	6,607,894	2,853,064	681,755	3,741,294	—	—	(387,025,234)	13,924,169

TOTAL ASSETS	$397,117,155	$150,855,793	$172,846,533	$77,177,216	$102,187,472	$1,514,740	$812,608	$(389,349,094)	$513,162,423

See independent auditor’s report on supplementary information.

BIG RIVER RESOURCES, LLC

CONSOLIDATING BALANCE SHEET
December 31, 2013

	Big River Resources, LLC	Big River Resources West Burlington, LLC	Big River Resources Galva, LLC	Big River Resources Boyceville, LLC	Big River United Energy, LLC	Big River Resources Grinnell, LLC	Big River Prairie Gold, LLC	ELIMINATION ENTRIES	CONSOLIDATED
LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Checks written in excess of funds on deposit	$—	$—	$—	$—	$2,070,436	$—	$—	$—	$2,070,436
Payables
Trade	—	25,518,332	1,836,924	3,850,766	3,120,986	—	—	—	34,327,008
General	175,290	3,010,418	2,795,888	1,624,997	2,794,759	4,850	12,018	—	10,418,220
Related party	—	243,800	267,206	172,896	1,639,958	—	—	(2,323,860)	—
Construction	—	716,072	—	—	—	—	710,282		1,426,354
Accrued expenses	2,096,702	1,399,220	802,173	516,775	2,130,298	23,882	18,430	—	6,987,480
Current maturities of long-term debt	1,000,000	9,000,000	3,539,227	—	—	—	—	—	13,539,227

TOTAL CURRENT LIABILITIES	3,271,992	39,887,842	9,241,418	6,165,434	11,756,437	28,732	740,730	(2,323,860)	68,768,725

LONG-TERM DEBT, less current maturities	7,000,008	5,250,000	—	—	253,356	—	—	—	12,503,364

MEMBERS’ EQUITY	296,116,238	79,033,568	131,916,608	56,142,447	55,210,006	1,495,289	400,000	(324,197,918)	296,116,238
Net income (loss)	90,728,917	26,684,383	31,688,507	14,869,335	34,967,673	(9,281)	(328,122)	(107,872,495)	90,728,917
Noncontrolling interest - Grinnell	—	—	—	—	—	—	—	743,004	743,004
Noncontrolling interest - United Energy	—	—	—	—	—	—	—	44,212,955	44,212,955
Noncontrolling interest - Prairie Gold	—	—	—	—	—	—	—	89,220	89,220
	386,845,155	105,717,951	163,605,115	71,011,782	90,177,679	1,486,008	71,878	(387,025,234)	431,890,334

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$397,117,155	$150,855,793	$172,846,533	$77,177,216	$102,187,472	$1,514,740	$812,608	$(389,349,094)	$513,162,423

See independent auditor’s report on supplementary information.

BIG RIVER RESOURCES, LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND EBITDA
Year Ended December 31, 2013

	Big River Resources, LLC	Big River Resources West Burlington, LLC	Big River Resources Galva, LLC	Big River Resources Boyceville, LLC	Big River United Energy, LLC	Big River Resources Grinnell, LLC	Big River Praire Gold, LLC	ELIMINATION ENTRIES	CONSOLIDATED
SALES	$—	$395,810,193	$361,942,149	$177,437,603	$378,787,725	$—	$—	$(21,857,676)	$1,292,119,994

COST OF SALES	7,441	363,912,884	326,797,097	160,145,606	338,787,773	—	—	(21,857,676)	1,167,793,125

GROSS PROFIT (LOSS)	(7,441)	31,897,309	35,145,052	17,291,997	39,999,952	—	—	—	124,326,869

OPERATING EXPENSES	1,828,227	5,456,190	3,936,935	2,700,362	5,259,851	29,082	328,122	(2,299,610)	17,239,159

INCOME (LOSS) FROM OPERATIONS	(1,835,668)	26,441,119	31,208,117	14,591,635	34,740,101	(29,082)	(328,122)	2,299,610	107,087,710

OTHER INCOME (EXPENSES)
Equity in earnings of subsidiaries	90,728,917	—	—	—	—	—	—	(90,728,917)	—
Management fee income	2,283,610	—	—	—	—	—	—	(2,283,610)	—
Interest expense	(447,026)	(993,328)	(529,998)	(526,443)	(1,207,350)	—	—	—	(3,704,145)
Investment income	—	1,181,597	1,110,839	813,863	1,353,467	—	—	—	4,459,766
Other income (expense)	(916)	54,995	(100,451)	(9,720)	81,455	19,801	—	(16,000)	29,164
	92,564,585	243,264	480,390	277,700	227,572	19,801	—	(93,028,527)	784,785

NET INCOME (LOSS)	$90,728,917	$26,684,383	$31,688,507	$14,869,335	$34,967,673	$(9,281)	$(328,122)	$(90,728,917)	$107,872,495

EBITDA
Net income (loss)	$90,728,917	$26,684,383	$31,688,507	$14,869,335	$34,967,673	$(9,281)	$(328,122)	$(93,728,917)	$107,872,495
Interest	447,026	993,328	529,998	526,443	1,207,350	—	—	—	3,704,145
Income taxes	—	—	—	—	—	—	—	—	—
Depreciation	51,347	9,538,986	11,667,574	6,994,046	6,935,485	—	—	—	35,187,438
Amortization	1,250	96,435	169,892	8,067	131,479	—	—	—	407,123

Total EBITDA	$91,228,540	$37,313,132	$44,055,971	$22,397,891	$43,241,987	$(9,281)	$(328,122)	$(90,728,917)	$147,171,201

See independent auditor’s report on supplementary information.

BIG RIVER RESOURCES, LLC

CONSOLIDATED SCHEDULES OF SALES AND COST OF SALES
Years Ended December 31, 2013 and 2012

SALES	2013	%	AVG PRICE	2012	%	AVG PRICE
Ethanol	$950,320,101	73.55	$2.50	$837,750,584	73.75	$2.31
Dried distillers grains	239,977,285	18.57	237.41	198,527,478	17.48	223.36
Modified distillers grains	22,804,493	1.76	100.55	26,856,947	2.36	104.27
Non-food oil	29,477,887	2.28	0.38	28,076,653	2.47	0.38
Elevator corn sales	71,299,108	1.14	2.91	85,309,010	0.84	6.81
Less: intercompany corn sales	(58,567,712)			(75,712,147)
Elevator soybean sales	30,201,297	2.34	14.30	31,257,316	2.75	14.80
Elevator drying, storage & handling	4,607,535	0.37	—	3,889,694	0.35	—

	$1,292,119,994	100.00		$1,135,955,535	100.00

COST OF SALES
Corn purchases	$836,867,641	64.92	$6.53	$792,297,856	69.75	$6.81
Derivative instruments	(16,223)	(0.00)		14,563,092	1.28
Change in inventory	8,110,795	0.63		2,324,687	0.20
Chemical ingredients	38,461,012	2.98		36,143,206	3.18
Natural gas	45,669,915	3.53		33,638,361	2.96
Utilities	14,264,493	1.10		13,326,003	1.17
Wages	11,565,599	0.90		11,356,975	1.00
Maintenance	10,054,905	0.78		9,155,087	0.81
Supplies	3,233,446	0.25		2,073,336	0.18
Insurance	619,145	0.05		658,834	0.06
Freight	44,573,950	3.45		38,451,828	3.38
Equipment leases	6,181,768	0.48		5,272,922	0.46
Depreciation	35,136,091	2.72		34,710,248	3.06
Marketing	7,696,185	0.60		7,042,512	0.62
Elevator corn and soybean purchases	101,886,132	7.89		112,384,671	9.89
Miscellaneous	1,488,271	0.12		1,905,038	0.17

	$1,167,793,125	90.37		$1,115,304,657	98.17

See independent auditor’s report on supplementary information.

BIG RIVER RESOURCES, LLC

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES AND OTHER INCOME
Years Ended December 31, 2013 and 2012

	2013	2012
OPERATING EXPENSES
Wages	$13,289,991	$ 10,365,496
Payroll taxes	293,706	268,536
Employee benefits	1,102,118	1,224,932
Insurance	795,079	800,711
Materials and supplies	475,258	339,003
Professional fees	636,401	611,150
Holding company allocations	(5,143,654)	(5,496,101)
Travel, meals and entertainment	183,107	190,725
Training	46,128	70,756
Repairs and maintenance	75,433	122,629
Office	667,360	677,479
Property taxes	1,455,677	1,416,747
Advertising	1,672,119	1,592,532
Amortization	458,470	386,041
Contributions	34,864	38,953
Utilities and telephone	547,009	657,002
Memberships, dues, licenses and permits	176,312	198,101
Miscellaneous	473,781	664,252

	$17,239,159	$14,128,944

OTHER INCOME (EXPENSE)
Interest income	$14,371	$18,840
Interest expense	(3,704,145)	(6,264,357)
Investment income	4,459,766	4,900,699
Other income (expense)	14,793	(122,523)

	$784,785	$(1,467,341)

See independent auditor’s report on supplementary information.

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